Summit Materials, LLC

1550 Wynkoop Street

3rd Floor

Denver, CO 80202

Telephone: (303) 893-0012

Fax: (303) 893-6993

November 6, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs and Mesdames:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Summit Materials, LLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 27, 2014, which was filed with the Securities and Exchange Commission on November 6, 2014.

Respectfully submitted, SUMMIT MATERIALS, LLC

By:	/s/ Anne Lee Benedict
Name:	Anne Lee Benedict
Title:	Chief Legal Officer